
RECEIVED

2008 OCT 17 A 8:

ICE OF INTERNATI
CORPORATE FINANCE



Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 13, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 13, 2008 intimating the date of Board meeting to consider and approve the unaudited financial results of the Company for the quarter ended September 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

PROCESSED

OCT 2 2 2008

THOMSON REUTERS

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 13, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended September 30, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, October 21, 2008, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter ended September 30, 2008.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Registered Office H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 13, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended September 30, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, October 21, 2008, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter ended September 30, 2008.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

